Exhibit 99.1

TASEKO ANNOUNCES OFFERING OF US$250 MILLION AGGREGATE PRINCIPAL AMOUNT OF SENIOR SECURED NOTES DUE 2022

May 30, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko”) today announced that it has commenced an offering of US$250 million aggregate principal amount of Senior Secured Notes due 2022 (the “Notes”). The aggregate principal amount, interest rate and other terms of the Notes will be determined at pricing and are dependent upon market conditions and other factors.

Taseko intends to use the net proceeds from this offering, together with cash on hand, to redeem its outstanding 7.75% Senior Notes due 2019 (the “Existing Notes”) (including accrued interest) and to prepay its secured loan facility (including accrued interest and prepayment costs).

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes will be offered and sold, only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”), within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995, which may not be based on historical fact, including without limitation statements regarding Taseko’s expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that Taseko expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes,” “may,” “plan,” “will,” “estimate,” “scheduled,” “continue,” “anticipates,” “intends,” “expects” and similar expressions. Such statements reflect Taseko’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Taseko’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including those contained in Taseko’s filings.

For further information on Taseko, investors should review Taseko’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533